Filed by B/E Aerospace, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934
Subject Company: B/E Aerospace, Inc.
SEC File No.: 0-18348
Date: February 21, 2017

February 21, 2017

Dear B/E Aerospace Associates,

Earlier this month, we took another step forward in the merger of B/E Aerospace and Rockwell Collins. On February 3, 2017, B/E Aerospace filed its proxy statement with the Securities and Exchange Commission (“SEC”). That document, among other things, provides details regarding the merger and the agreements between our two companies.  Eligible B/E Aerospace stockholders will be receiving proxy statements that provide instructions on how to vote your shares.

We, along with the Board of Directors and our leadership team, believe that the merger will combine two market leaders with complementary capabilities in avionics and interior products. Further, we each share a reputation  for innovation, quality  and on-time  delivery  to our customers, including OEMs, airlines and lessors. The merger will allow us to accelerate growth through a broader range of market positions, products, customers, resources and expertise and will generate significant benefits for our stockholders, customers and employees.

All stockholders as of January 18, 2017, including employees holding shares through the Employee Stock Purchase Plan, are eligible to vote on the merger prior to the special stockholders meeting on March 9, 2017.  All employees holding shares through the B/E Aerospace 401(k) plan must vote by March 6, 2017.

Our Board of Directors has unanimously approved the merger and unanimously recommends that B/E Aerospace stockholders vote “FOR” the proposal to approve the merger. If you are a stockholder, your vote is very important regardless of the number of shares of B/E Aerospace that you own. We urge you to vote and help us write the next chapter of the B/E Aerospace story.

Sincerely,

Amin J. Khoury	Werner Lieberherr
Founder and Executive Chairman	President and Chief Executive Officer

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed acquisition of B/E Aerospace by Rockwell Collins. All statements, other than historical facts, including statements regarding the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction; and any assumptions underlying any of the foregoing, are forward-looking statements. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of each of Rockwell Collins and B/E Aerospace may not be obtained; (2) the risk that the proposed transaction may not be completed in the time frame expected by Rockwell Collins or B/E Aerospace, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Rockwell Collins and B/E Aerospace; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving synergies and cost savings of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; and (13) other risk factors as detailed from time to time in Rockwell Collins’ and B/E Aerospace’s reports filed with the SEC, including Rockwell Collins’ and B/E Aerospace’s respective annual reports on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. Any forward-looking statements speak only as of the date of this communication. Neither Rockwell Collins nor B/E Aerospace undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

The proposed transaction involving Rockwell Collins and B/E Aerospace is being submitted to the respective stockholders of Rockwell Collins and B/E Aerospace for their consideration.  In connection with the proposed transaction, Rockwell Collins filed a registration statement on Form S-4 that included a joint proxy statement/prospectus for the stockholders of Rockwell Collins and B/E Aerospace with the SEC.  The registration statement was declared effective by the SEC on February 3, 2017, and a definitive joint proxy statement/prospectus has been filed with the SEC on February 3, 2017.  Each of Rockwell Collins and B/E Aerospace are mailing the definitive joint proxy statement/prospectus to their respective stockholders and, may file other documents regarding the transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY ROCKWELL COLLINS OR B/E AEROSPACE WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the definitive joint proxy statement/prospectus and other documents filed with the SEC by Rockwell Collins and/or B/E Aerospace through the website maintained by the SEC at www.sec.gov. Investors and security holders are also able to obtain free copies of the documents filed by Rockwell Collins with the SEC on Rockwell Collins’ internet website at http://www.rockwellcollins.com or by contacting Rockwell Collins’ Investor Relations at Rockwell Collins, 400 Collins Rd. NE, Cedar Rapids, IA 52498 or by calling (319) 295-7575. Investors and security holders are also able to obtain free copies of the documents filed by B/E Aerospace with the SEC on B/E Aerospace’s internet website at http://www.beaerospace.com or by contacting B/E Aerospace’s Investor Relations at B/E Aerospace, Inc., 1400 Corporate Center Way, Wellington, FL or by calling (561) 791-5000.